VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
USA

Attention: Maryse Mills-Apenteng, Special Counsel

Dear Sirs:

Re:	CounterPath Corporation (the “Company”)
Registration Statement on Form S-3
File No. 333-200993

We write in response to your letter of February 6, 2015 to Donovan Jones, President and Chief Executive Officer of the Company. The Company’s responses are numbered in a manner that corresponds with your comments.

Exhibit Index

1.

We note your response to our prior comment indicating that you will file the form of indenture in a post-effective amendment when, and if, you decide to offer any debt securities, and we reissue our comment. Please note that the guidance in Question 212.19 of our Securities Act Rules Compliance and Disclosure Interpretations, stating that an indenture may be filed as an exhibit to a post-effective amendment, applies to registrants filing automatic shelf registration statements. Since you do not appear to be eligible to file an automatic shelf registration statement, please file, as previously requested, the form of indenture related to your debt securities as an exhibit to the registration statement prior to requesting effectiveness.

You refer to the guidance in Question 212.19 of the Securities Act Rules Compliance and Disclosure Interpretations, which provides as follows:

Question 212.19

Question: If a registrant intends to file a shelf registration statement and periodically offer multiple series of debt, when is the indenture required to be qualified under the Trust Indenture Act?

Answer: The following approach has been taken with respect to shelf registration statements that contemplate a series of debt offerings under Rule 415 requiring an indenture to be qualified under the Trust Indenture Act.

(1) The indenture that is filed with, and qualified upon the effectiveness of, the registration statement may be “open-ended” (i.e., it may provide a generic, non-specific description of the securities, such as “unsecured debentures, notes or other evidences of indebtedness” which are to be issued in series). For automatic shelf registration statements, the “open-ended” indenture must be filed as an exhibit to the registration statement or as an exhibit to a post-effective amendment to the registration statement that registers the securities to be issued under the indenture.

(2) The details of the securities to be offered in each series under the indenture (i.e., type of securities [notes, debentures, or other], interest rates, and maturities) must be disclosed both in a prospectus supplement and in a supplemental indenture at the time such series is to be offered. For an automatic shelf registration statement, the base prospectus only needs to include a general description of the securities. The supplemental indenture may be filed as an exhibit to a Form 8-K (in the same manner as specified for underwriting agreements), or in an automatically effective, exhibits-only, post-effective amendment filed pursuant to Rule 462(d). For automatic shelf registration statements, the post-effective amendment would be filed pursuant to Rule 462(e). [Jan. 26, 2009]

We were unable to find any positive obligation on the Company to file the form of indenture in the guidance in Question 212.19. Question 212.19 states that “[f]or automatic shelf registration statements, the “open-ended” indenture must be filed as an exhibit to the registration statement or as an exhibit to a post-effective amendment to the registration statement that registers the securities to be issued under the indenture.” However, it does not impose such a filing requirement for companies filing non-automatic shelf registration statements. For non-automatic shelf registration statements, Question 212.19 merely states what is required for the indenture that is filed, but does not say whether such indenture is required in the first place. We cannot locate any other rule requiring the filing of the form of indenture for companies filing non-automatic shelf registration statements. We note, however, that the filing of such an indenture would not provide any additional meaningful information to investors because the indenture may be revised, substantially, with comments from the indenture trustee, involvement of broker / dealers and changes to the company’s financial circumstances.

Since we believe that the filing of the indenture is not required, we look forward to coordinating the effectiveness time and date with you.

Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus*

VZH/pat

cc:	CounterPath Corporation Attn: Donovan Jones

* Admitted to practice in: British Columbia; California